UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM ___________ TO _____________

COMMISSION FILE NUMBER 1-12001

TDY INDUSTRIES, INC. PROFIT SHARING PLAN
FOR CERTAIN EMPLOYEES OF METALWORKING PRODUCTS
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

F i n a n c i a l  S t a t e m e n t s  a n d  S u p p l e m e n t a l  S c h e d u l e

TDY Industries, Inc. Profit Sharing Plan for Certain Employees of Metalworking Products

Year ended December 31, 2004

Financial Statements
And Supplemental Schedule

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products

Year ended December 31, 2004

(Unaudited)

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products

Financial Statements
and Supplemental Schedule

Year ended December 31, 2004

(Unaudited)

Contents

Financial Statements (Unaudited)

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products

Statements of Net Assets Available for Benefits

(Unaudited)

	December 31
	2004	2003

Investments:
Interest in Allegheny Master Trust	$1,721,946	$1,478,444
Interest in registered investment companies	1,526,020	1,154,730
Corporate common stocks	591,288	272,795
Participant loans	382,839	275,518
Interest in common collective trusts	1,440	106
Receivables	23	28
Payables	(952)	—

Net assets available for benefits	$4,222,604	$3,181,621

See accompanying notes.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products

Statement of Changes in Net Assets Available for Benefits

(Unaudited)

Year ended December 31, 2004

Contributions:
Employer	$294,879
Employee	364,767

659,646
Investment income:

Net unrealized/realized gain on corporate common stocks	226,193
Net gain from interest in registered investment companies	181,310
Net gain from interest in Allegheny Master Trust	131,642
Interest income	17,759
Dividend income	5,035
Net gain from interest in common collective trusts	94

Total investment income	562,033

1,221,679

Distributions to participants	(180,696)

Net increase in net assets available for benefits	1,040,983
Net assets available for benefits at beginning of year	3,181,621

Net assets available for benefits at end of year	$4,222,604

See accompanying notes.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products

Notes to Financial Statements

December 31, 2004

1. Significant Accounting Policies

Investments are valued as follows:

Bank and insurance contracts with varying contract rates and maturity dates are stated at contract value.

Although it is management’s intention to hold the investment contracts in the Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

All other funds are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The financial statements are prepared under the accrual basis of accounting.

2. Description of the Plan

The TDY Industries, Inc. Profit Sharing Plan for Certain Employees of Metalworking Products (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. The respective employing companies, which are affiliates of Allegheny Technologies Incorporated (ATI, the Plan Sponsor), will match 100% up to the first 3% of employee contributions and 50% of the next 2% of employee contributions. In addition, profit sharing contributions can be made to participant accounts at the employing company’s discretion. These contributions follow an age-weighted formula, based on the following schedule:

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

CURRENT AGE	COMPANY CONTRIBUTION
Less than age 35	2.0%
35 – 39	2.5%
40 – 44	3.0%
45 – 49	3.5%
50 – 54	4.0%
55 – 59	4.5%
Age 60 or above	5.0%

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.

Participants may make “in-service” and hardship withdrawals as outlined in the plan document.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 12 to 60 months, and primary residence loans are repaid over 12 months up to 180 months. Payments are made by payroll deductions.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents. Copies of these documents are available from the Plan Sponsor.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2004.

2004
(Unaudited)
Standish Fixed Income Fund	$859,500
Dreyfus Emerging Leaders Fund	843,444
Allegheny Technologies Incorporated Common Stock	591,288
Alliance Capital Growth Pool	474,603
ATI Disciplined Stock Fund	387,843
Oakmark Balanced Fund	214,806
Dreyfus Premier International Fund	172,717

Certain of the Plan’s investments are in the Allegheny Master Trust, which has three separately managed institutional investment accounts in the ATI Disciplined Stock Fund, the Alliance Capital Growth Pool, and the Standish Fixed Income Fund, which are valued on a unitized basis (collectively, the “Allegheny Master Trust”). The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Allegheny Master Trust. At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Alliance Capital Growth Pool, the Standish Fixed Income Fund, and the ATI Disciplined Stock Fund was as follows:

2004
(Unaudited)
Alliance Capital Growth Pool	1.24%
Standish Fixed Income Fund	0.43
ATI Disciplined Stock Fund	0.52

Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Allegheny Master Trust.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

3. Investments (continued)

The composition of the net assets of the Standish Fixed Income Fund at December 31, 2004 was as follows:

2004
Guaranteed investment contracts:
Canada Life	$1,371,538
GE Life and Annuity	8,735,242
Hartford Life Insurance Company	8,250,446
John Hancock Life Insurance Company	4,670,166
Monumental Life Insurance Company	1,017,190
New York Life Insurance Company	6,769,166
Ohio National Life	2,687,551
Pacific Mutual Life Insurance Company	5,061,507
Principal Life	1,243,795
Pruco Pace Credit Enhanced	7,132,148
Security Life of Denver	5,972,064
United of Omaha	2,929,738

55,840,551

Synthetic guaranteed investment contracts:
MDA Monumental BGI Wrap	36,520,489
Bank of America	33,366,628
Rabobank	37,879,291
Union Bank of Switzerland	25,166,696

132,933,104

Interest in common/collective trusts	9,386,961
Other	670,702

Total net assets	$198,831,318

The Standish Fixed Income Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Allegheny Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs) with fair values of $134,332,201 at December 31, 2004. The contract value minus the market value of the wrapper contracts at December 31, 2004 was $1,041,182.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

3. Investments (continued)

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2004, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 3.87% to 8.05%.

For the year ended December 31, 2004, the average annual yield for the investment contracts in the Fund was 4.89%. Fair value of the GICs was estimated by discounting the weighted average of the Fund’s cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value for the SICs was estimated based on the fair value of each contract’s supporting assets at December 31, 2004.

The composition of net assets of the Alliance Capital Growth Pool at December 31, 2004 was as follows:

2004
(Unaudited)
Investment in registered investment companies:
Alliance Equity Fund S.A. #4	$38,135,320
Operating payables	(11,230)

Total net assets	$38,124,090

The composition of net assets of the ATI Disciplined Stock Fund at December 31, 2004 was as follows:

2004
(Unaudited)
Corporate common stocks	$72,955,300
Investment in common collective trusts	71,478
Receivables	1,085,015
Operating payables	(97,126)

Total net assets	$74,014,667

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

3. Investments (continued)

The composition of the changes in net assets of the Allegheny Master Trust is as follows:

	Standish Fixed	Alliance Capital	ATI Disciplined Stock
	Income Fund	Growth Pool	Fund
	Year Ended December 31, 2004
		(Unaudited)
Investment income:
Interest income	$9,236,594	$—	$—
Net realized/unrealized gain (loss) on corporate common stocks	(1,358)	—	4,352,382
Dividends	—	—	1,368,881
Net gain, common collective trusts	122,717	—	8,488
Net gain, pooled separate accounts	—	5,432,718	—
Administrative expenses	(240,688)	(128,988)	(551,752)
Transfers	(1,892,602)	(2,835,451)	(9,000,958)

Net increase	7,224,663	2,468,279	(3,822,959)
Total net assets at beginning of year	191,606,655	35,655,811	77,837,626

Total net assets at end of year	$198,831,318	$38,124,090	$74,014,667

Interest, realized and unrealized gains and losses, and management fees from the Allegheny Master Trust are included in the net gain from interest in Allegheny Master Trust on the statement of changes in net assets available for benefits.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 25, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products

Notes to Financial Statements (continued)

5. Parties-in-Interest

Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds’ distributor. Dreyfus Corporation and Dreyfus Service Corporation are both wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the Trustee for this Plan. Therefore, these entities are parties-in-interest. Trustee and investment fees paid during 2004 were based upon customary and reasonable rates for such services.

6. Plan Termination

Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant of any vested right.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products

EIN 25-1792394      Plan 040

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2004

Investment Description	Units/Shares	Current Value

Registered investment companies:
Dreyfus Bond Market Index Fund*	928.5760	$9,573
Dreyfus Emerging Leaders Fund*	19,069.4980	843,444
Artisan Funds – Midcap Fund	2,563.9750	75,791
Dreyfus Premiere International Fund*	8,803.1040	172,717
Harris Associates – Oakmark Balanced Fund	9,140.7010	214,806
MFS Value Funds	20.2700	469
Lord Abbett Mid Cap Value Fund	2,639.1850	59,725
Morgan Stanley – Small Co Growth Fund	4,514.8680	56,436
PIMCO Funds – Total Ret Funds	1,445.5820	15,424
Dreyfus Appreciation Fund*	872.9810	33,776
Prudential Jennison Growth Fund, Class A Shares	1,552.7620	22,065
PIMCO NFJ Funds	754.9010	21,794

		$1,526,020

Corporate common stocks:
Allegheny Technologies Incorporated common stock*	27,286.0000	$591,288

Participant loans (5.00% to 10.5%)*		$382,839

Common collective investment funds:
Dreyfus Short Term Investment Fund*	1,439.6800	$1,440

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED
TDY INDUSTRIES, INC. PROFIT SHARING PLAN
FOR CERTAIN EMPLOYEES OF
METALWORKING PRODUCTS

	By:	/s/ Richard J. Harshman

Date: June 27, 2005		Richard J. Harshman
Executive Vice President-Finance and
Chief Financial Officer
(Principal Financial Officer and Duly
Authorized Officer)